                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                          ___________________________

                                  SCHEDULE TO
                               (Amendment No. 3)
                                (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                             KENETECH CORPORATION
                      (Name of Subject Company (Issuer))

                                KC MERGER CORP.
                            KC HOLDING CORPORATION
                        VALUEACT CAPITAL PARTNERS, L.P.
                              VA PARTNERS, L.L.C.
                     (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $.0001 Per Share,
             Together With The Associated Rights Attached Thereto
                        (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                               Jeffrey W. Ubben
                            Secretary and Treasurer
                                KC Merger Corp.
                            KC Holding Corporation
                      c/o ValueAct Capital Partners, L.P.
                              One Maritime Plaza
                                  Suite 1400
                            San Francisco, CA 94111
                                (415) 362-3700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)



                                  Copies to:

                             Dennis M. Myers, Esq.
                               Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                (312) 861-2000


                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
       Transaction Valuation*                     Amount of Filing Fee**
-------------------------------------------------------------------------------
            $34,548,971                                    $6,910
-------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $6,910              Filing Party: KC Merger Corp.
Form or Registration No.:  Schedule TO         Date Filed:  November 7, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      KC Holding Corporation
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          11,365,458
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      11,365,458
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 36%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      KC Merger Corp.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,365,458
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      11,365,458
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 36%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON


      ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      oo
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,365,458
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,365,458
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 36%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSON

      VA Partners, L.L.C.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]

                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      oo
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)
                                                                    [_]
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             11,365,458
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,365,458
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Approximately 36%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      oo
-------------------------------------------------------------------------------

     This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by KC Merger Corp., a Delaware corporation ("Purchaser"), KC Holding Corporation, a Delaware corporation ("Parent"), and ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC") on November 7, 2000, as amended by Amendment No. 1 to Schedule TO filed on November 14, 2000 and Amendment No. 2 to Schedule TO filed on November 27, 2000 (the "Schedule TO") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.0001 per share, and the associated rights attached thereto (together, the "Shares"), of KENETECH Corporation, a Delaware corporation (the "Company"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000, as amended by the Supplement to Offer to Purchase dated November 26, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1)(i), (a)(1)(vii) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). VA Partners, L.L.C. was added as a filing person to the Schedule TO pursuant to Amendment No. 2 to Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

     On November 29, 2000, Purchaser issued a press release announcing the extension of the Offer to 5:00 p.m., New York City time, on Tuesday, December 12, 2000. The Offer had previously been scheduled to expire at 12:00 midnight, New York city time, on Thursday, December 7, 2000. A copy of the press release issued by Purchaser with respect to the foregoing is filed herewith as Exhibit
(a)(1)(viii) and is incorporated herein by reference.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

     Exhibit No.    Description
     -----------    -----------

     (a)(1)(viii)   Press Release issued by Purchaser on November 29, 2000.

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2000           Schedule TO, Schedule 13E-3 and Schedule 13D

                                   KC MERGER CORP.

                                   By: /s/ Jeffrey W. Ubben
                                       Name:  Jeffrey W. Ubben
                                       Title: Secretary/Treasurer

                                   KC HOLDING CORPORATION

                                   By: /s/ Jeffrey W. Ubben
                                       Name:  Jeffrey W. Ubben
                                       Title: Secretary/Treasurer

                                   VALUEACT CAPITAL PARTNERS, L.P.

                                   By:  VA Partners, L.L.C.
                                   Its: General Partner

                                   By: /s/ Jeffrey W. Ubben
                                       Name:  Jeffrey W. Ubben
                                       Title: Managing Member

                                   VA PARTNERS, L.L.C.

                                   By: /s/ Jeffrey W. Ubben
                                       Name:  Jeffrey W. Ubben
                                       Title: Managing Member

                                 EXHIBIT INDEX

Exhibit No.
----------
(a)(1)(i)         Offer to Purchase, dated November 6, 2000.

(a)(1)(ii)        Form of Letter of Transmittal.

(a)(1)(iii)       Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients for use by Brokers, Dealers, Commerical Banks, Trust Companies and Other Nominees.

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)       Supplement to Offer to Purchase, dated November 26, 2000.

*(a)(1)(viii)     Press Release issued by Purchaser on November 29, 2000.

(a)(5)(i)         KENETECH Corporation Press Release, dated October 25, 2000.

(a)(5)(ii)        KC Holding Corporation Press Release, dated November 7, 2000.

(a)(5)(iii) Pages 16 through 35 of the Annual Report on Form 10-K filed by the Company for the year ended December 31, 1999 (incorporated by reference to the Form 10-K filed by the Company on March 28, 2000).

(a)(5)(iv) Pages 4 through 17 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended June 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on August 14, 2000).

(a)(5)(v) Notice of Motion and Motion for Leave to File Second Amended and Supplemental Complaint in the action styled Kohls v. Duthie, et al.

(a)(5)(vi) Pages 3 through 28 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended September 30, 2000 (incorporated by reference to the Form 10-Q filed by the Company on November 14, 2000).

(b)               None.

(c)(1) Fairness Opinion to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (included as Annex A to Offer to Purchase).

(c)(2) Presentation to the Company's Special Committee and Board of Directors by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated October 25, 2000.

(c)(3)         Schedule of the 823 U.S. acquisitions considered by Houlihan
               Lokey.

(c)(4)         Feasibility Assessment of the Proposed Astoria Energy Project.

(d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among Parent, Purchaser and the Company (included as Schedule D to Offer to Purchase).

(d)(2) Confidentiality Agreement, dated June 29, 2000, between VAC and the Company.

(d)(3) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal.

(d)(4) Voting Agreement, dated October 25, 2000, among Purchaser, Parent and Mark D. Lerdal.

(d)(5) Subscription and Contribution Agreement, dated October 24, 2000, among Parent, VAC and Mark D.Lerdal.

(d)(6) Guaranty, dated October 25, 2000, executed by VAC for the benefit of the Company.

(d)(7) Form of Stockholders Agreement, among Parent, Mark D. Lerdal, and the persons named therein.

(f)            Section 262 of the General Corporation Law of State of Delaware;
               Chapter 13 of the General Corporation Law of the State of California (included as Schedule C to Offer to Purchase).

(g)            None.

(h)            None.

*Filed herewith.